
Mail Stop 3720

November 3, 2008

Mr. David S. Smith
President and Treasurer
Mission Broadcasting, Inc.
7650 Chippewa Road, Suite 305
Brecksville, OH 44141

> **RE:** **Mission Broadcasting, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2008 and March 31, 2008**
> **File No. 333-62916-02**

Dear Mr. Smith:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Note 6. Acquisition, page 8

1.   You state that, upon closing the purchase of KTVE, you entered into a JSA and SSA with Nexstar-owned KARD, whereby KARD provides local news, sales and other non-programming services to KTVE. We also note in the special-purpose financial statements of Piedmont Television Station KTVE, filed with Form 8-K on March 31, 2008, that KTVE had a ten year agreement with KARD effective March 2001 regarding KTVE's purchase of the commercial inventory of KARD. In light of your relationship with Nexstar, tell us how you considered EITF 04-1 in accounting for the termination of the original contract between Piedmont and Nexstar.

*   *   *   *

        Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368, or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director